KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com


05007028

March 30, 2005

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL


RECD S.E.C.
MAR 3 1 2005
1086

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's March 29, 2005 press release regarding Lagardère Capital & Management.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.

LAGARDERE
Capital & Managemen t

COMMUNIQUE

LAGARDERE CAPITAL & MANAGEMENT (« LCM »), société détenue intégralement par Arnaud Lagardère, a accru sa participation dans LAGARDERE SCA, de 5,45 % à 7,16 % en capital et de 6,96 % à 8,55 % en droits de vote, par l'acquisition le 24 mars dernier aux conditions de marché d'un bloc de 2 417 000 actions LAGARDERE SCA.
Cette opération a été réalisée par LCM sur le marché auprès d'une banque d'investissement.

Elle concrétise le souhait déjà manifesté par Arnaud Lagardère il y a plusieurs mois, d'accroître sa participation dans le groupe.

Paris, le 29 mars 2005

Contact Presse :
Thierry FUNCK-BRENTANO Tél. 01 40 69 16 34

PRESS RELEASE

LAGARDERE CAPITAL & MANAGEMENT (« LCM »), a company wholly owned by Arnaud Lagardère, has increased its stake in LAGARDERE SCA, on March 24th, 2005, from 5,45 % to 7,16 % in terms of capital and from 6,96 % to 8,55 % in terms of voting rights by purchasing at market price, on the market through an investment bank, a block of 2 417 000 LAGARDERE SCA' shares.

This transaction scores the intent expressed by Arnaud Lagardère several months ago, to increase his stake in the Lagardère group.

Paris, March 29th, 2005

Press Contact :
Thierry FUNCK-BRENTANO Tel: 33 1 40 69 16 34